EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

TITAN INTERNATIONAL, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Earnings:
(Loss) earnings before income taxes	$(33,668)	$15,215	$(2,885)	$8,574	$(3,884)
Add:
Fixed Charges	21,478	16,872	9,411	17,789	19,461
Distributed income of equity investees	212	256	914	0	0
Deduct:
Earnings of equity investees	2,398	1,278	2,938	0	0
Loss on investments	(2,707)	0	0	0	0
Debt termination expense	0	(3,654)	0	0	0
Noncash convertible debt conversion charge	0	0	(7,225)	0	(13,376)
Earnings available for fixed charges	$(11,669)	$34,719	$11,727	$26,363	$28,953

Fixed charges:
Interest expense	$20,231	$16,159	$8,617	$17,001	$18,710
Interest component of rental expense (a)	1,247	713	794	788	751
Total fixed charges	$21,478	$16,872	$9,411	$17,789	$19,461

Ratio of earnings to fixed charges (b)	n/a	2.06	1.25	1.48	1.49

(a)	The interest component of rental expense was estimated to be one-fourth of lease rental expense.
(b)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2003, by $33.1 million.